VEON LTD. PROXY FORM Your proxy must be received by 11.00 am Central European Summer Time on 28 June 2023 to be counted in the final tabulation of proxy votes for the meeting. This proxy is solicited on behalf of the Board of VEON Ltd. (“VEON” or the “Company”) for the annual general meeting of VEON shareholders to be held on Thursday, 29 June 2023. The undersigned appoints A. Omiyinka Doris, Acting Group General Counsel and Nicholas Joseph Kershaw, Group Director - Investor Relations, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VEON held of record by the undersigned on 25 May 2023 at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting. _______________________________________________________________________ Name of registered shareholder Name Signature Signature (if held by joint holders) Date: _____________________________________ Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorised officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC. BEFORE ME: SIGNATURE AND SEAL OF NOTARY PUBLIC AT __________________ (PLACE) DATE: Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VEON Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands or send a scanned copy of it by e-mail to Charlie.Clinch@veon.com and A.Lemke@veon.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11.00 am Central European Summer Time on 28 June 2023.

PROXY FORM 2023 ANNUAL GENERAL MEETING OF VEON LTD. THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. FOR PROPOSALS 1 TO 3, PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. PROPOSAL 1 WILL BE DETERMINED BY SIMPLE MAJORITY OF THE VOTES CAST. PROPOSALS 2 AND 3 WILL BE DETERMINED BY A SPECIAL RESOLUTION, REQUIRING THE APPROVAL OF 75% OF VOTES CAST. PROPOSALS 4 THROUGH 10 WILL BE DETERMINED BY CUMULATIVE VOTING, AS FOLLOWS:  PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY SEVEN (7) REPRESENTING THE NUMBER OF BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S). IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 TO 3 (INCLUSIVE), YOU WILL VOTE “FOR” EACH PROPOSAL, AND FOR PROPOSALS 4 THROUGH 10, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. Votes must be indicated in Black or Blue ink. MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2023 ANNUAL GENERAL MEETING OF THE COMPANY. PROPOSAL VOTING INSTRUCTIONS 1. That the size of the Board members be and is decreased from twelve to seven directors FOR AGAINST ABSTAIN 2. That bye-law 42.1 of the Company’s bye-laws adopted 10 June 2021 be revised and restated as follows: “The Board shall consist of such number of Directors being not less than five Directors and not more than nine Directors, as the Board shall from time to time determine subject to approval by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution” FOR AGAINST ABSTAIN 3. That bye-law 43 of the Company’s bye-laws adopted 10 June 2021 be revised and restated as follows: “The Board shall from time to time delegate certain of its powers to committees consisting of members of the Board, including a committee or committees with responsibility for audit, Board nomination and compensation, and such other committee as the Board deems necessary or appropriate. Each such committee shall have such name, composition, powers and responsibilities as set by the Board in such committee’s charter.” FOR AGAINST ABSTAIN

PROXY FORM 2023 ANNUAL GENERAL MEETING OF VEON LTD. Director Candidates: 4. That Augie K. Fabela II be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 5. That Yaroslav Glazunov be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 6. That Andrei Gusev be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 7. That Karen Linehan be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 8. That Morten Lundal be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 9. That Michiel Soeting be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 10. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR